Exhibit 99.1

Notice of No Auditor review of condensed interim consolidated financial statements

The Management of the Company is responsible for the preparation of the accompanying unaudited condensed interim consolidated financial statements. The unaudited condensed interim consolidated financial statements have been prepared using accounting policies in compliance with International Financial Reporting Standards (“IFRS”) for the preparation of consolidated interim financial statements and are in accordance with International Accounting Standards (“IAS”) 34 – Interim Financial Reporting.

The Company’s independent auditor has not performed a review of these unaudited condensed interim consolidated financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity’s auditor.

Siyata Mobile Inc.

Unaudited Condensed Interim Consolidated Statements of Financial Position

(Expressed in US dollars)

	USD	USD
	March 31, 2025	December 31, 2024
Assets
Current
Cash	547,254	181,730
Trade and Other Receivables (Note 3)	888,672	1,404,180
Prepaid Expenses	607,271	119,802
Inventory (Note 4)	2,788,697	3,942,896
Advance to Suppliers	103,542	33,672
	4,935,436	5,682,280
Long Term Receivable	178,116	181,584
Right of Use Assets	492,166	582,485
Equipment	152,654	157,820
Intangible Assets	8,701,733	8,285,036
Total Assets	14,460,105	14,889,205

Liabilities And Shareholders’ Equity
Current
Loans to Financial Institutions (Note 5)	354,493	2,077,290
Sales of Future Receipts (Note 6)	1,541,621	1,688,435
Accounts Payable and Accrued Liabilities	5,194,102	5,497,957
Short Term Lease Liability	297,968	296,366
Warrant and Preferred Share Liabilities (Note 7)	731,534	1,069,513
	8,119,718	10,629,561
Long Term Lease Liability	251,480	338,373
	251,480	338,373
Total Liabilities	8,371,198	10,967,934
Shareholders’ Equity
Share Capital (Note 8)	110,872,775	104,916,071
Reserves	14,927,501	14,927,501
Accumulated Other Comprehensive Loss	98,870	98,870
Deficit	(119,810,239)	(116,021,171)
	6,088,907	3,921,271
Total Liabilities And Shareholders’ Equity	14,460,105	14,889,205

Nature of operations and going concern (Note 1)
Subsequent events (Note 17)

Approved on May 15, 2025 on behalf of the Board:

“Lourdes Felix”	“Marc Seelenfreund”
Lourdes Felix - Director	Marc Seelenfreund - Director

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

2

Siyata Mobile Inc.

Unaudited Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Expressed in US dollars)

For the three months ended March 31

	March 31, 2025	March 31, 2024
Revenue	$2,468,331	$2,357,879
Cost Of Sales (Note 9)	(1,938,095)	(1,494,462)
Gross Profit	530,236	863,417
	21.5%	36.6%
Expenses
Amortization and Depreciation	414,980	404,658
Development Expenses	166,600	35,000
Selling and Marketing (Note 10)	1,138,636	1,098,018
Equity promotion and marketing	483,250	100,000
General and Administrative (Note 11)	1,271,447	1,138,552
Bad Debts (Recovered)	9,191	18,858
Share-Based Payments (Note 8)	-	117,124
Total Operating Expenses	3,521,304	2,912,210

Net Operating Loss	(2,991,068)	(2,048,793)

Other Expenses
Finance Expense	1,117,622	779,756
Change in Reserve for Claims	(230,609)
Foreign Exchange	(52,131)	(8,945)
Gain on Settlement of Derivative	(36,882)	-
Change in Fair Value of Warrant Liability (Note 7)	-	(22,584)
Total Other Expenses	798,000	748,227
Net Loss for the Period	$(3,789,068)	$(2,797,020)

Comprehensive Loss for the Period	$(3,789,068)	$(2,797,020)

Weighted average shares	1,612,202	3,169
Basic and diluted loss per share	$(2.35)	$(882.62)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

3

Siyata Mobile Inc.

Unaudited Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity

(Expressed in US dollars)

For the three months ending March 31, 2025 and March 31, 2024

	Share capital- Number of Share	Share Capital Amount	Reserves	Accumulated other comprehensive income (loss)	Deficit	Total shareholders’ equity
Balance, December 31, 2023	3,169	$85,714,727	$14,644,20	$98,870	$(90,750,457	$9,707,340
Share Based Payments	-	-	117,124	-		117,124
Net Loss	-	-	-	-	(2,797,020)	(2,797,020)
Balance, March 31, 2024	3,169	$85,714,727	$14,761,324	$98,870	$(93,547,477)	$7,027,444

Balance, December 31, 2024	787,733	$104,916,071	$14,927,501	$98,870	$(116,021,171)	$3,921,271
Shares Issued Under the Equity Line of Credit	2,000,554	5,229,646	-	-	-	5,229,646
Warrants Transferred from Warrant Liability	228,232	727,058	-	-	-	727,058
Net Loss	-	-	-	-	(3,789,068)	(3,789,068)
Balance, March 31, 2025	3,016,519	$110,872,775	$14,927,501	$98,870	$(119,810,239)	$6,088,907

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

4

Siyata Mobile Inc.

Unaudited Condensed Interim Consolidated Statements of Cash Flows

(Expressed in US dollars)

For the three months ended March 31

	March 31, 2025	March 31, 2024
Operating activities
Net Loss for the Period	(3,789,068)	(2,797,020)
Adjustments
Amortization and Depreciation	414,980	404,658
Bad Debt Expense	9,191	18,858
Interest Income	-	8,000
Interest Expense Equity Line of Credit Fees	635,294	-
Change in Reserve for Claims	(230,609)	-
Interest Expense, Net of Repayments	6,299	-
Impairment of Inventory	37,200	-
	-	(22,384)
Gain on Settlement of Derivatives (Note 7)	(36,882)	-
Foreign Exchange	11,064	10,318
Share Based Payments (Note 8)	-	117,124

Net Change in Non-Cash Working Capital	992,731	1,123,212
Net cash used in operating activities	(1,949,800)	(1,137,434)

Investing activities
Intangible Asset Additions	(740,686)	(198,911)
Equipment Additions	(3,102)	-
Net cash used in investing activities	(743,788)	(198,911)

Financing activities
Lease Payments	(91,590)	(79,365)
Loans to Financial Institutions (Note 5)	(1,722,797)	387,479
Redemption of Class C preferred shares	(209,333)	-
Shares Issued under the Equity Line of credit	5,229,646
Sale of Future Receipts (Note 6)	(146,814)	715,019
Net cash from financing activities	3,059,112	1,023,133

Effect of Foreign Exchange on Cash		-
Change in cash for the period	365,524	(313,212)
Cash, beginning of the period	181,730	898,771

Cash, end of period	547,254	585,559

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

5

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at March 31, 2025 and December 31, 2024 and for the three months ended March 31, 2025 and 2024

1.	NATURE OF OPERATIONS AND GOING CONCERN

Siyata Mobile Inc. (“Siyata” or the “Company”) was incorporated under the Business Corporations Act, British Columbia on October 15, 1986. The Company’s shares are listed on NASDAQ under the symbol SYTA and warrants issued on September 29, 2020, are traded under the symbol SYTAW. The Company’s principal activity is the sale of vehicle-mounted, cellular-based communications platforms over advanced mobile networks and cellular booster systems. The registered and records office is located at 7404 King George Boulevard, Suite 200, Surrey, British Columbia V3W-1N6.

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) IAS 34 Interim Financial Reporting, with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than a process of forced liquidation. These unaudited condensed interim consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company incurred a net loss of $3,789,068 during the three month period ended March 31, 2025 (three month period ended March 31, 2024- net loss of $2,797,020), and, as of that date, the Company’s total deficit was $119,810,239 (December 31, 2024 - $116,021,171). The Company’s continuation as a going concern is dependent upon the success of the Company’s sale of inventory, the existing cash flows, and the ability of the Company to obtain additional debt or equity financing, all of which are uncertain. These material uncertainties raise substantial doubt on the Company’s ability to continue as a going concern.

War in Israel

On October 7, 2023 a war broke out in Israel and many reservists were called up to the Israeli army.

Several of our employees are or may be subject to military service in the IDF and have been and may be called to serve. It is possible that there will be further military reserve duty call-ups in the future, which may affect our business due to a shortage of skilled labor and loss of institutional knowledge, and necessary mitigation measures we may take to respond to a decrease in labor availability, such as overtime and third-party outsourcing, for example, which may have unintended negative effects and adversely impact our results of operations, liquidity or cash flows.

There have been travel advisories imposed as related to travel to Israel, and restriction on travel, or delays and disruptions as related to imports and exports may be imposed in the future. Additionally, members of our management and employees are located and reside in Israel. Shelter-in-place and work-from-home measures, government-imposed restrictions on movement and travel and other precautions taken to address the ongoing conflict may temporarily disrupt our management and employees’ ability to effectively perform their daily tasks.

The conflict situation in Israel could cause disruptions in our supply chain and international trade, including the import of inputs and the export of our products, The conflict situation in Israel could also result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

It is currently not possible to predict the duration or severity of the ongoing conflict in the Middle East or its effects on our business, operations and financial conditions. The ongoing conflict is rapidly evolving and developing, and could disrupt our business and operations, interrupt our sources and availability of supply and hamper our ability to raise additional funds or sell our securities, among others.

6

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at March 31, 2025 and December 31, 2024 and for the three months ended March 31, 2025 and 2024

2.	BASIS OF PREPARATION

Statement of compliance

These unaudited condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with both International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) as well as by International Accounting Standards (IAS) 34 Interim Financial Reporting. Omitted from these financial statements are certain information and note disclosures normally included in the annual financial statements. These financial statements and notes presented should be read in conjunction with the annual financial statements for the year ended December 31, 2024.

The accounting methods and principles of computation adopted in these financial statements are the same as those in annual consolidated financial statements for the year ended December 31, 2024.

The preparation of these unaudited condensed interim consolidated financial statements requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The significant judgements made by management when applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s December 31, 2024 annual consolidated financial statements.

Basis of consolidation and presentation

These unaudited condensed interim consolidated financial statements of the Company have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, the condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for the statement of cash flows.

These unaudited condensed interim consolidated financial statements incorporate the financial statements of the Company and its wholly controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. These condensed interim consolidated financial statements include the accounts of the Company and its direct wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.

The unaudited condensed interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

Name of Subsidiary	Place of Incorporation	Ownership
Queensgate Resources Corp.	British Columbia, Canada	100%
Queensgate Resources US Corp.	Nevada, USA	100%
Siyata Mobile (Canada) Inc.	British Columbia, Canada	100%
Siyata Mobile Israel Ltd.	Israel	100%
Signifi Mobile Inc.	Quebec, Canada	100%
ClearRF Nevada Ltd.	Nevada, USA	100%
Siyata PTT Incorporated	Cayman Islands	100%

7

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at March 31, 2025 and December 31, 2024 and for the three months ended March 31, 2025 and 2024

3.	TRADE AND OTHER RECEIVABLES

	March 31, 2025	December 31, 2024
Trade receivables	579,260	1,114,153
Allowance for doubtful accounts	-	(36,973)
Taxes receivable	309,412	327,000
Total	$888,672	$1,404,180

4.	INVENTORY

	March 31, 2025	December 31, 2023
Finished products	$3,834,360	$4,624,471
Impairment of finished products	(1,472,027)	(1,434,827)
Accessories and spare parts	901,349	829,860
Impairment of accessories and spare parts	(474,985)	(474,985)
Total	$2,788,697	$3,544,519

8

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at March 31, 2025 and December 31, 2024 and for the three months ended March 31, 2025 and 2024

5.	LOANS TO FINANCIAL INSTITUTIONS

	Factoring loan	PO Financing Loan	Jan 29, 2024 Loan	April 30, 2024 Loan	September 4, 2024 Loan	December 2, 2024 Ballon Loan	December 2, 2024 Monthly Loan	Total

Opening Balance January 1, 2024	89,298	-	-	-	-	-	-	89,298
Change in factoring for the period	220,138	-	-	-	-	-	-	220,138
New loan advances	-	-	200,000	-	-	-	-	200,000
Loan repayments	-	-	(51,688)	-	-	-	-	(51,688)
Interest included in repayments	-	-	19,029	-	-	-	-	19,029
Closing Balance March 31, 2024	309,436	-	167,341	-	-	-	-	476,777

Opening Balance January 1, 2025	737,158	920,041	-	30,920	238,432	104,492	46,247	2,077,290
Repayments	(600,375)	(920,041)	-	(30,920)	-	-	(12,723)	(1,564,059)
Interest accrual					1,538	14,724		16,262
Balloon	-	-	-	-	(175,000)	-	-	(175,000)
Closing Balance March 31, 2024	136,783	-	-	-	64,970	119,216	33,524	354,493

(a)

On January 29, 2024, the Company entered into a securities purchase agreement (the “January Purchase Agreement”) with an institutional investor pursuant to which the Company issued an unsecured promissory note in the principal amount of $230,750, with a stated maturity date of November 15, 2024. The gross proceeds to the Company from the exercise totaled approximately $195,000, prior to deducting legal and diligence expenses and agent fees/expenses. The Note’s interest of 5.48% monthly and outstanding principal shall be paid in ten consecutive monthly payments, each in the amount of $25,844 (a total payback of $258,440) commencing on February 15, 2024. The loan was fully repaid prior to the year end.

On April 30, 2024, the Company entered into a securities purchase agreement with an institutional investor where the Company issued an unsecured promissory note in the principal amount of $150,150, with a stated maturity date of February 28, 2025. The Note’s interest of 5.79% monthly and outstanding principal shall be paid in ten consecutive monthly payments commencing on May 30, 2024, each in the amount of $ $16,817 (a total payback of combined principal and interest in the amount of $168,169). The note was fully repaid during the three months ended March 31, 2025.

On September 4, 2024, the Company entered into a securities purchase agreement with an institutional investor where the Company issued an unsecured promissory note in the principal amount of $200,000, with a stated maturity date of June 28, 2025. The Note’s interest of 4.49% monthly and outstanding principal shall be paid in one payment of $175,542 on February 28, 2025 and then consecutive monthly payments commencing on March 28, 2025 for 4 consecutive months of $23,630.78 per month (a total payback of combined principal and interest in the amount of $270,065). A ballon payment of $175,000 was made during the three months ended March 31, 2025. The balance of this promissory note as of March 31, 2025 was $64,970.

(b)	On December 2, 2024, the Company entered into a securities purchase agreement with an institutional investor where the Company issued an unsecured promissory note in the principal amount of $100,000, with a stated maturity date of September 30, 2025. The Note’s interest of 4.49% monthly and outstanding principal shall be paid in one payment of $87,771.42 on May 30, 2025 and then consecutive monthly payments commencing on June 30, 2025 for 4 consecutive months of $11,815.39 per month (a total payback of combined principal and interest in the amount of $135,033. The balance of this promissory note as of March 31, 2025 was $119,216 including accrued interest of $14,724.

(c)	On December 2, 2024. the Company entered into a securities purchase agreement with an institutional investor where the Company issued an unsecured promissory note in the principal amount of $50,000, with a stated maturity date of September 30, 2025. The Note’s interest of 6.22% monthly and outstanding principal shall be paid in ten consecutive monthly payments commencing on December 30, 2024, each in the amount of $ $6,865.60 for a total payback of combined principal and interest in the amount of $68,656.00. A repayment of $15,658 was made during the three months ended March 31, 2025. The balance of this promissory note as of March 31, 2024 was $33,524.

(d)	The Company also has a purchase order financing line of credit in the amount of $2,000,000. This line of credit is used to allow the Company to issue, through this financial institution, a letter of credit to their foreign contract manufacturers to finance product manufacturing. As of March 31, 2025, the outstanding balance of letters of credit is $NIL, with a set-up fee equal to 2.00% monthly of the aggregate face amounts of all letters of credit. Since this is a contingent liability until the production is completed, it is only included as a commitment and contingency and is not recorded as a liability on the balance sheet at March 31, 2025. The outstanding balance of letters of credit that had been funded and were outstanding as of December 31, 2024, totaling $920,041, was paid in the first quarter of 2025. These amounts were previously included in the loans to financial institutions liability at December 31, 2024 (2023 – NIL). The PO financing loans are guaranteed by both the CEO and CFO of the Company.

9

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at March 31, 2025 and December 31, 2024 and for the three months ended March 31, 2025 and 2024

6.	SALES OF FUTURE RECEIPTS

	March 31, 2025	December 31, 2024
Sale of Future Receipts payable
Opening Balance January 1	$1,688,435	$1,467,899
Payment received in the period	$2,600,000	$1,478,776
repayments in receipts in the period	$(3,038,000)	$(3,564,283)
Interest expense for the period	$291,186	$2,306,044
Closing Balance-End of Period -	$1,541,621	$1,688,435

During the period ended March 31, 2025 and the year ended December 31, 2024, the Company entered into multiple agreements for the sale of future receipts with the same purchaser. Under the terms of these agreements, the Company received advances in exchange for a percentage of its future revenues, with specified repayment terms and interest rates, as follows:

(a) On January 31, 2024, the Company entered into an agreement to sell future receipts in the amount of $489,331. The Company received net proceeds of $323,632 after transaction fees. The advance was repayable in weekly installments of $17,476 over 28 weeks, accruing interest at a rate of 3.1% per week. This agreement was fully repaid as of September 30, 2024.

(b) On March 26, 2024, the Company entered into an agreement to sell future receipts in the amount of $2,920,000, which included the rollover of the remaining balance of the December 2023 agreement. The Company received net proceeds of $401,143 after transaction fees. The advance was repayable in weekly installments of $100,690 over 28 weeks, accruing interest at a rate of 3.2% per week. As of September 30, 2024, the outstanding principal balance was $996,048, including accrued interest.

(c) On October 16, 2024, the Company entered into an agreement to sell future receipts in the amount of $1,920,050, which included the rollover of the remaining balance of the March 2024 agreement. The total repayment amount was $2,803,273, payable in weekly installments of $50,000 for 10 weeks followed by $104,694 for 22 weeks, accruing interest at a rate of 3.2% per week. As of December 31, 2024, the outstanding principal balance was $1,688,435. During the period January 1, 2025 to March 31, 2025, the Company repaid a total of $590,000 of which $243,186 was interest expense and the repayment of principal of $346,814. The principal balance of this sale of future receipts at March 31, 2025 is $1,341,621.

(d) During the three months ended March 31, 2025, the Company entered into weekly revolving agreements for a $200,000 sale of future receipts, accruing interest at a rate of 2% per week, which was repaid weekly in the amount of $204,000 which was $200,000 of principal and $4,000 of interest expense.. Over a thirteen-week period, the sum of these sale of future receipts totaled $2,600,000, and the sum of the repayments of these future receipts was $2,448,000 of which $2,400,000 was principal repayments and $48,000 was interest expense. As of March 31, 2025, the outstanding principal balance of this weekly evolving portion of the sale of future receipts is $200,000.

Each agreement is collateralized by 15% of the Company’s future revenues until repayment in full and secured by a security interest in the Company’s present and future accounts receivable.

10

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at March 31, 2025 and December 31, 2024 and for the three months ended March 31, 2025 and 2024

7.	WARRANT AND PREFERRED SHARE LIABILITIES

(a)	Warrant Liability

The warrants are determined to be a liability based on the following:

Based on the terms of the warrants outstanding, the Holder may elect to receive common shares for the warrants exercised in lieu of a cash payment for such exercise. The cashless exercise provision takes into consideration the market price of the Company’s stock at the time of the election and the exercise price of the warrant. If the Holder chooses the cashless exercise option, the Company will deliver a variable number of shares, since the number of shares will vary depending on the share price. As the Company will issue a variable number of shares under the cashless exercise option this would result in the settlement failing to meet the ‘fixed for fixed’ requirement in paragraph 16(b)(ii) of IAS 32, as such these warrants are classified as a financial liability.

The pre-funded warrants on the date of any issuances, before any reverse stock splits, has both a $0.01 exercise price and a cashless exercise resulting in these prefunded warrants not meeting the fixed for fixed’ as such, are classified as a financial liability.

The balance of the warrant liability is as follows:

	Warrants January 11, 2022		Pre-funded warrants October 31, 2023		Regular warrants April 9, 2024		Prefunded warrants (May 10 2024)		Regular warrants (June 5 2024)		Prefunded warrants (June 28 2024)		Prefunded warrants (August 15 2024)		Total
	# of Units	Amount	# of Units	Amount	# of Units	Amount	# of Units	Amount	# of Units	Amount	# of Units	Amount	# of Units	Amount	# of Units	Amount
Balance, Dec 31, 2023	80	$3,158	206	153,275	0	0	0	0	0	0	0	0	0	0	286	156,433

Issuance of warrants					656	104,871	16,705	3,969,929	3,733	626,482	56,026	5,999,999	227,294	3,977,269	304,414	14,678,550
Exercise of pre-funded warrants															-	-
Exercise of warrants April 11, 2024			(150)	(85,320)											(150)	(85,320)
Exercise of Warrants May10-29							(16,705)	(6,445,594)							(16,705)	(6,445,594)
Extinguishment of warrant liability (June 5, 2024)					(656)	(312,983)									(656)	(312,983)
Exercise of Warrants July 1-26, 2024											(56,026)	(5,583,735)			(56,026)	(5,583,735)
Extinguishment of warrant liability July 11, 2024									(3,733)	(1,602,021)					(3,733)	(1,602,021)
Exercise of Warrants August 15-Sep 10, 2024													(227,294)	(3,724,084)	(227,294)	(3,724,084)
Change in fair value		(3,158)		(67,855)		82,361		(1,372,403)		975,539		(416,264)		(1,685,514)	-	(2,487,294)
Extinguishment of warrant liability															-	-
Day 1 loss						125,751		3,848,068						1,432,329	-	5,406,148
Balance, December 31, 2024	80	$-	56	100	-	-	-	-	-	-	-	-	-	-	136	100

Balance, March 31, 2025	80	$-	56	100	-	-	-	-	-	-	-	-	-	-	136	100

There were no changes to the warrant liability between March 31, 2025 and December 31, 2024.

11

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at March 31, 2025 and December 31, 2024 and for the three months ended March 31, 2025 and 2024

(b)	Preferred Share Liability

The preferred shares are classified as a liability due to the following:

In applying the guidance under IAS 32.16(b)(i), management needs to ascertain if there is a contractual obligation to deliver a variable number of shares to the Holder. If the Holder exercises the conversion option, the Company is required to deliver common shares based on the conversion price that also takes into consideration the Company’s stock price on certain trading days immediately prior to the date of such exercise. As the conversion price would result in the Company issuing variable number of equity instruments upon the exercise of the conversion option, the Preferred Stock fails to meet the criteria requirement in paragraph 16(b)(i) of IAS 32, as such, these Preferred Stock are classified as a financial liability.

The balance of the Preferred Share Liability is as follows:

		Pref share
Class C Preferred Share Activity	# of Units	Liability $
Opening Balance January 1, 2025	909	$1,069,413
Issuances for the period	540	635,294
Redemptions	(827)	(973,273)
Closing Balance March 31, 2025	622	$731,434

Refer to Note 17 Subsequent Events for class C preferred share activity after March 31, 2025 and until the date of this report.

12

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at March 31, 2025 and December 31, 2024 and for the three months ended March 31, 2025 and 2024

8.	SHARE CAPITAL

(a)	Authorized Unlimited number of common shares without par value

As at March 31, 2025, the Company had 3,016,519 common shares issued and outstanding (December 31, 2024 – 787,733).

As of the date of issuance of these financial statements, total outstanding common shares is 5,097,185. See Note 17 Subsequent events for common share activity subsequent to the period end.

During the three months ended March 31, 2025, the Company issued 2,000,554 common shares under the Equity Line of Credit for total proceeds of $5,229,646.

During the three months ended March 31, 2025, holders of 118 Class C preferred shares converted their shares into 228,232 common shares of the Company. The Company credited $727,058 to share capital for the conversion. There was no gain or loss recognized on this transaction.

Common Share Activity January 1, 2025-March 31, 2025
	# of shares	$
Opening Balance January 1, 2025	787,733	104,916,071
Shares issued under the Equity Line of credit	2,000,554	5,229,646
Conversion of Class C preferred shares into common shares	228,232	727,058

Closing Balance March 31, 2025	3,016,519	$110,872,775

(b)	Authorized 2,000 Class “C” preferred shares without par value

As at March 31, 2025, the Company had 622 Class “C” preferred shares issued and outstanding (December 31, 2024 – 909).

As of the date of issuance of these financial statements, total outstanding Class “C” preferred shares is 215. See Note 17, Subsequent events for Class “C” preferred share activity subsequent to the period end.

Class C Preferred Share Activity January 1, 2025 to March 31, 2025
	# of Units	$ Pref Share Liability
Opening Balance Januay 1, 2025	909	$1,069,413
Issuance	540	635,294
Redemptions-conversions	(827)	(973,273)
Closing Balance at date of March 31, 2025	622	$731,434

The 622 Class “C” preferred shares are presented as a financial liability on the Balance Sheet at March 31, 2025.

(c)	Common and preferred share transactions

Transactions for the three months ended March 31, 2025 are as follows:

a)	On January 6, 2025, the Company issued a Registration Statement on Form F-1, as amended (File No. 333-282880) (collectively, the “Prior Registration Statement”), solely for the purpose of increasing the number of shares to be offered under the Equity Line of Credit (whose prospectus was issued on November 14, 2024) by 111,891 shares of common shares. The additional shares of common shares that are being registered for sale are in an amount and at a price that together represents no more than 20% of the maximum aggregate offering price set forth in the Calculation of Registration Fee table contained in the Prior Registration Statement.

In Q1 2025, the Company exercised put notices to this investor totaling 646,154 common shares for proceeds, net of brokerage and legal fees, amounting to $1,332,989. As of March 31, 2025, this equity line of credit facility was used up in its entirety.

b)	On January 21, 2025, the Company issued a final prospectus of a registered offering of 2,739,296 common shares for an amount of up to $18,000,000 for an Equity Line of Credit (“ELOC2”) with one investor, Hudson Global Ventures, LLC. The Company also issued as a commitment fee a total of 540 Class C preferred shares of the Company to this investor, of which 100,000 common shares to be issued on the conversion of these preferred shares are registered. These 540 commitment shares were recorded as a liability at its fair value of $635,294 and recorded as a finance fee expense in the period.

In Q1 2025, the investor converted 325 out of the 540 Class “C” commitment preferred shares into 99,723 common shares of the Company. The Company credited share capital for $382,353. There was no gain or loss on conversion. As of March 31, 2025, 215 of these Class “C” commitment preferred shares remain outstanding

In Q1 2025, the Company exercised put notices of ELOC2 to this investor totaling 1,690,000 common shares for proceeds, net of brokerage and legal fees, amounting to $3,896,656.

c)	In Q1 2025, the Company redeemed a total of 209 Class “C” preferred shares for total disbursements of $209,000, resulting in a reduction of the warrant liability for its fair value of 245,882 and recorded a gain on derivatives of 36,882.

Transactions subsequent to the three months ended March 31, 2025 see Subsequent Events Note 17.

13

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at March 31, 2025 and December 31, 2024 and for the three months ended March 31, 2025 and 2024

8.	SHARE CAPITAL (Cont’d)

(d)	Stock options

The Company has a shareholder-approved “rolling” stock option plan (the “Plan”) in compliance with Nasdaq policies. Under the Plan the maximum number of shares reserved for issuance may not exceed 15% of the total number of issued and outstanding common shares at the time of granting. The exercise price of each stock option shall not be less than the market price of the Company’s stock at the date of grant, less a discount of up to 25%. Options can have a maximum term of ten years and typically terminate 90 days following the termination of the optionee’s employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

A summary of the Company’s stock option activity is as follows:

	Number of Stock Options	Weighted Average Exercise Price
Outstanding options, December 31, 2023	12	$38,903.00
Granted	-	-
Expired/Cancelled	(1)	2,268.44
Outstanding options, December 31, 2024	11	$250,854.55
Granted	-	-
Expired/Cancelled	-	-
Outstanding options, March 31, 2025	11	$250,854.55

14

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at March 31, 2025 and December 31, 2024 and for the three months ended March 31, 2025 and 2024

8.	SHARE CAPITAL (Cont’d)

(e)	Stock options (cont’d)

As at March 31, 2025 stock options outstanding are as follows:

31-Mar-25
Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)

15-Nov-20	1	1	756,000.00	15-Nov-30	5.63
15-Nov-20	1	1	756,000.00	15-Nov-25	0.63
13-Apr-22	6	6	138,600.00	13-Apr-27	2.04
12-Jul-22	3	3	138,600.00	12-Jul-25	0.28
Total	11	11	$250,854.55		1.76

Transactions for the three month period ended March 31, 2024 are as follows:

●	Three options outstanding with a weighted average exercise price of $39,038 per option expired on January 1, 2024;

●	One option outstanding with a weighted average exercise price of $37,8000 per option expired on January 15, 2024;

●	Eighteen options outstanding with a weighted average exercise price of $41,300 per option expired on January 15, 2024;

There were no transactions for the three month period ended March 31, 2025.

15

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at March 31, 2025 and December 31, 2024 and for the three months ended March 31, 2025 and 2024

8.	SHARE CAPITAL (Cont’d)

(f)	Restricted share units

The Company approved on February 14, 2022, the addition of the issuance of restricted share units to the existing executive stock option plan.

A summary of the Company’s restricted share unit activity during the three month period ended March 31, 2025 is as follows::

	Number of RSU’s	Weighted Average Issue Price
Outstanding RSU, December 31, 2023	24	$132,063.75
Granted	-	-
Exercised/cancelled	-	-
Outstanding RSU, December 31, 2024	24	$132,352.50
Granted	-	-
Exercised/cancelled	-	-
Outstanding RSU, March 31, 2025	24	$132,352.50

There were no transactions for the three months ended March 31, 2025 and three months ended March 31, 2024.

As at March 31, 2025 restricted stock options outstanding are as follows:

Grant Date	Number of RSU’s outstanding	Number of RSU’s exercisable	Weighted Average Issue Price
9-Mar-22	17	17	$129,780.00
13-Apr-22	7	7	$138,600.00

Outstanding RSU, March 31, 2025	24	24	$132,352.50

16

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at March 31, 2025 and December 31, 2024 and for the three months ended March 31, 2025 and 2024

8.	SHARE CAPITAL (Cont’d)

(g)	Agents’ options

A summary of the Company’s agent options activity is as follows:

	Number of	Weighted average
	options	exercise price
Outstanding agent options,December 31, 2023	103	$4,986.08
Expired	(2)	144,900.00
Outstanding agent options, December 31, 2024	101	35,640.85
Expired	-	-
Outstanding agent options, March 31, 2025	101	$35,640.85

As at March 31, 2025 agent options outstanding are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)

29-Sep-20	1	1	$831,600.00	28-Sep-25	0.50
29-Sep-20	2	2	$863,100.00	28-Sep-25	0.50
11-Jan-22	3	3	$318,780.00	11-Jan-27	1.78
31-Oct-23	95	95	$900.90	31-Oct-28	3.59
Total Agent options	101	101	35,640.85		3.44

There were no transactions for the three months ended March 31, 2025 and three months ended March 31, 2024.

17

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at March 31, 2025 and December 31, 2024 and for the three months ended March 31, 2025 and 2024

8.	SHARE CAPITAL (Cont’d)

(h)	Share purchase warrants

A summary of the Company’s share purchase warrant activity is as follows:

	Number of Warrants	Weighted average exercise price
Outstanding, December 31, 2023	310	$162,219.95
Granted	300,681	$1,231.33
Expired	(10)	$1,449,000.00
Exercised/Exchanged	(300,831)	$640.06
Outstanding, Dec 31, 2024	150	$235,120.70
Granted	-	$-
Expired	-	$-
Outstanding, March 31, 2025 and date of MD&A	150	$235,120.70

At March 31, 2025 the share purchase warrants outstanding are as follows:

Grant Date	Number of Warrants outstanding and exercisable	Exercise Price	Expiry date
29-Sep-20	14	863,100.00	28-Sep-25
11-Jan-22	80	289,800.00	10-Jan-27
31-Oct-23	56	12.60	none
Total	150	$235,120.70

There were no transactions for the three month period ended March 31, 2025 nor March 31, 2024..

18

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at March 31, 2025 and December 31, 2024 and for the three months ended March 31, 2025 and 2024

9.	COST OF SALES

(in thousands)	March 31, 2025	March 31, 2024

Inventory expensed	$1,726	$1,331
Royalties	75	31
Other expenses	137	132
Total	$1,938	$1,494

10.	SELLING AND MARKETING EXPENSES

(in thousands)	March 31, 2025	March 31, 2024

Salaries and related expenses	$893	$750
Advertising and marketing	84	293
Travel and conferences	162	55
Total	$1,139	$1,098

11.	GENERAL AND ADMINISTRATIVE EXPENSES

(in thousands)	March 31, 2025	March 31, 2024
Salaries and related expenses	$255	$247
Professional services	266	188
Consulting and director fees	308	287
Travel	49	49
Office and general	294	269
Regulatory and filing fees	74	35
Shareholder relations	25	64
Total	$1,271	$1,139

19

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at March 31, 2025 and December 31, 2024 and for the three months ended March 31, 2025 and 2024

12.	FINANCIAL INSTRUMENTS

The fair values of the Company’s cash, trade and other receivables, accounts payable and accrued liabilities and long-term debt, approximate carrying value, which is the amount recorded on the consolidated statement of financial position.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company places its cash with institutions of high creditworthiness. Management has assessed there to be a low level of credit risk associated with its cash balances.

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the demographics of the Company’s customer base, including the default risk of the industry and country in which customers operate, as these factors may have an influence on credit risk. Approximately 57% of the Company’s revenue for the three months ended March 31, 2025 (March 31, 2024 -25%) is attributable to sales transactions with a single customer.

The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness before the Company’s standard payment and delivery terms and conditions are offered. The Company’s review includes external ratings, when available, and in some cases bank references. Purchase limits are established for each customer, which represents the maximum open amount without requiring approval from the Risk Management Committee; these limits are reviewed quarterly. In prior years, certain key customers were offered extended payment terms on their purchases due to slow down from Covid-19 and budget approvals for government tenders.

As a result, the Company had customers with overdue receivables on their books which resulted in the Company taking a bad debt provision on these overdue receivables which amounted to $9,191 at March 31, 2025 (March 31, 2024 - $18,858).

20

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at March 31, 2025 and December 31, 2024 and for the three months ended March 31, 2025 and 2024

12.	FINANCIAL INSTRUMENTS (Cont’d)

More than 72% (2024 – 50%) of the Company’s customers have been active with the Company for over four years. The allowance for doubtful accounts of $NIL (2024 - $36,973) has been recognized in the year incurred. In monitoring customer credit risk, customers are grouped according to their credit characteristics, including whether they are an individual or legal entity, whether they are a wholesale, retail or end-user customer, geographic location, industry, aging profile, maturity, and the existence of previous financial difficulties. Trade and other receivables relate mainly to the Company’s wholesale customers. Customers that are graded as “high risk” are placed on a restricted customer list and monitored by the Company.

The carrying amount of financial assets represents the maximum credit exposure, notwithstanding the carrying amount of security or any other credit enhancements.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company examines current forecasts of its liquidity requirements so as to make certain that there is sufficient cash for its operating needs, and it is careful at all times to have enough unused credit facilities so that the Company does not exceed its credit limits and is in compliance with its financial covenants (if any). These forecasts take into consideration matters such as the Company’s plan to use debt for financing its activity, compliance with required financial covenants, compliance with certain liquidity ratios, and compliance with external requirements such as laws or regulation.

The Company uses activity-based costing to cost its products and services, which assists it in monitoring cash flow requirements and optimizing its cash return on investments. Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 90 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

With the exception of employee benefits, the Company’s accounts payable and accrued liabilities have contractual terms of 90 days. The employment benefits included in accrued liabilities have variable maturities within the coming year.

21

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at March 31, 2025 and December 31, 2024 and for the three months ended March 31, 2025 and 2024

12.	FINANCIAL INSTRUMENTS (Cont’d)

Market risk

a)	Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

b)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in interest rates. The Company’s sensitivity to interest rates is inherently involved in the calculation of the fair value of the warranty liability which are revalued based on changes parameters which include the prevailing interest rate.

c)	Price Risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

13.	RELATED PARTY TRANSACTIONS

Key Personnel Compensation

Key management personnel includes those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors and corporate officers. The remuneration of directors and key management personnel for the three months ended March 31, 2025 and 2024 are as follows:

	2025	2024
Payments to key management personnel:
Salaries, consulting and directors’ fees	$342,025	$343,172
Share-based payments	-	89,560
Total	$342,025	$432,732

22

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at March 31, 2025 and December 31, 2024 and for the three months ended March 31, 2025 and 2024

13.	RELATED PARTY TRANSACTIONS (Cont’d)

Salaries, consulting and directors’ fees shown above are classified within profit and loss as shown below:

		(in thousands)
Type of Service	Nature of Relationship	2025	2024
Selling and marketing expenses	VP Technology/VP Sales International	$89	$114
General and administrative expense	Companies controlled by the CEO, CFO and Directors	$252	$229

14.	SEGMENTED INFORMATION

The Company is domiciled in Canada, and it operates and produces its income primarily in Israel, Europe and North America. The Company operates as a single segment being the sale of cellular-based communications products.

The Company’s entity-wide disclosures include disaggregated information about product sales, geographical areas, and major customers.

Geographical area information is shown below:

External revenues by Geography for the three months ended March 31
(in thousands)	2025	2024

USA	$1,869	$1,079
Canada	169	147
EMEA	430	1,132
Australia	-	-
Total	$2,468	$2,358

23

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at March 31, 2025 and December 31, 2024 and for the three months ended March 31, 2025 and 2024

14.	SEGMENTED INFORMATION (Cont’d)

Non-current asset geographic area information is shown below:

(in thousands)	March 31, 2025	December 31, 2024

Long-term deposit total	$178	$182
Canada
EMEA	178	182

Right of use asset total	$492	$582
Canada	163	192
EMEA	329	390

Equipment total	$153	$158
Canada
EMEA	153	158

Intangibles total	$8,702	$8,285
Canada
EMEA	8,702	8,285

Product information is shown below:

Revenue by product line for the three months ended March 31
(in thousands)	2025	2024
Cellular boosters and related accessories	$268	$223
Rugged devices and related accessories	2,200	2,135
Total	$2,468	$2,358

24

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at March 31, 2025 and December 31, 2024 and for the three months ended March 31, 2025 and 2024

15.	SUPPLEMENTAL INFORMATION WITH RESPECT TO CASH FLOWS

	Three months ended March 31
	2025	2024
Change in non-cash working capital:
Trade and other receivables	$506,317	$(338,784)
Prepaids	(487,469)	(139,693)
Inventory	1,116,999	899,797
Advances to suppliers	(69,870)	234,895
Accounts payable and accrued liabilities	(534,464)	466,997
Deferred revenue	-	-
	$531,513	$1,123,212

During the three months ended March 31, 2025, the Company paid $174,933 (March 31, 2024 - $43,223) in interest and $Nil (March 31, 2024 - $nil) in income taxes.

16.	CONTINGENCIES

On October 22, 2024 the Company was served with a lawsuit from one of its suppliers demanding an amount of $457,477.91 for services rendered to the Company. The Company has determined that the amounts due are superfluous and extraordinarily high and are thus engaged counsel to rigorously oppose this lawsuit. The Company is of the opinion that they are not liable for any amounts due however the Company has accrued these amounts in these financial statements.

17.	SUBSEQUENT EVENTS

On April 29, 2025, the Company registered an amendment to the January 14, 2025, Equity line of credit to increase the total number of shares that could be issuable under the equity line of credit by an additional 20%. Therefore the maximum number of shares issuable under the equity line of credit was increased by 547,859 from 2,739,296 common shares of the Company to 3,287,155 common shares.

On May 10, 2025, the Company completed a registered offering for an equity line of credit with one investor. This registered offering is up to $12,210,000, which would represent approximately 11,000,000 Common Shares. The Company can issue put notices for the investor to purchase common shares to the maximum amount registered, not to exceed the investor owing more than 4.99% of the Company at any time. The price paid by the investor for these shares is 87.5% of the lessor of a) the stock price on the day before the put notice is issued and b) the lowest closing stock price in the three day period following the put notice.

The Company issued from ELOC2 a total of 1,497,155 common shares to one investor from April 1, 2025 to May 15, 2025 for proceeds net of brokerage and legal fees of $1,672,815.

On May 9, 2025, one of its investors converted 126 Class “C” preferred shares (with a stated value of $126,000) into 180,645 common shares. The Company credited the fair value of these preferred shares $148,235 to share capital and the same amount reduced the preferred share liability. There was no gain or loss on the transaction.

On May 9, 2025, one of its investors converted 273 Class “C” preferred shares (with a stated value of $273,000) into 391,397 common shares. The Company credited the fair value of these preferred shares $321,176 to share capital and the same amount reduced the preferred share liability. There was no gain or loss on the transaction.

On May 12, 2025, one of its investors converted 8 Class “C” preferred shares (with a stated value of $8,000) into 11,469 common shares. The Company credited the fair value of these preferred shares $9,412 to share capital and the same amount reduced the preferred share liability. There was no gain or loss on the transaction

On February 26, 2025, Siyata Mobile Inc., the Company entered into a Merger Agreement” with Core Gaming, Inc., a Delaware corporation. Pursuant to the Merger Agreement, the Parties will effect the following transactions: Core Gaming Inc.will merge with and into a Merger Sub, with Core Gaming Inc. continuing as the surviving entity and as a wholly owned subsidiary of the Company. This is a reverse takeover where Core Gaming Inc.’s shareholders will be the majority owners with approximately 90% of the outstanding shares and the Company’s legacy shareholders will own approximately 10% of the merged entities.

 In exchange for the outstanding shares of Core Gaming Inc. common stock, the Company will issue common shares to the shareholders of Core Gaming Inc. based on an exchange ratio calculated as $160,000,000 divided by the volume-weighted average closing price of the Company’s common shares on the Nasdaq Stock Market LLC for the 10-day trading period immediately preceding the effective time of the Merger. On the Closing Date (as defined in the Merger Agreement), the Parties will cause a certificate of merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of Delaware. The Merger will become effective on the date and time specified in the Certificate of Merger (the “Effective Time”); and at the Effective Time, all assets, properties, rights, privileges, powers, and franchises of the Core Gaming and the Merger Sub will vest in the Company as the surviving corporation in the Merger.

The board of directors of Purchaser at the Effective Time will consist of five members, four of whom will be designated by the majority shareholders of the Company (former Core Gaming Inc. Shareholders) and one of whom will be Marc Seelenfreund. The officers of the Company at the Effective Time will be Aitan Zacharin as the Chief Executive Officer and Gerald Bernstein as the Chief Financial Officer. The Merger Agreement provides that, to the extent permitted and in accordance with applicable law, none of the PTT Subsidiaries (the legacy assets and liabilities of the Company prior to the merger as defined in the Merger Agreement) will have a board of directors and Marc Seelenfreund will be the sole officer of each of the PTT Subsidiaries, with full executive power and authority to operate the PTT Retained Business (as defined in the Merger Agreement).

25